July 28, 2025

Maria Palasis, Ph.D.
Chief Executive Officer
Lyra Therapeutics, Inc.
480 Arsenal Way
Watertown, MA 02472

       Re: Lyra Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed July 22, 2025
           File No. 333-288872
Dear Maria Palasis Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Wesley C. Holmes, Esq.